RMB Investors Trust
Expense Limitation Agreement
This Expense Limitation Agreement (“Agreement”) is made as of March 31, 2022 by and between RMB Capital Management, LLC (the “Adviser”) and RMB Investors Trust (the “Trust”), on behalf of each series of the Trust identified on Schedule A attached hereto, as may be amended from time to time (each, a “Fund” and collectively, the “Funds”).
WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company and is organized as a statutory trust under the laws of the State of Delaware, and each Fund is a series of the Trust;
WHEREAS, the Trust, on behalf of each Fund, and the Adviser are parties to an investment advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Fund in consideration of compensation based on the value of the average daily net assets of such Fund (the “Advisory Fee”);
WHEREAS, the Adviser has determined that it is appropriate and in the best interests of each Fund and its shareholders to maintain certain expenses of each class of each Fund at specified levels, and the Trust, on behalf of each Fund, and the Adviser have entered into this Agreement in order to limit the expense ratio of each class of each Fund at the level specified for each Fund and class thereof in Schedule A attached hereto on the terms and conditions set forth herein;
WHEREAS, each Fund is prepared to repay the Adviser, subject to the terms and conditions set forth herein, certain reimbursed Excess Amounts (as defined in Section 1.1) if such Fund’s expenses subsequently fall below the levels specified in Schedule A attached hereto; and
NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:
1.Expense Limitations.
1.1Advisory Fee Waiver and Expense Reimbursement. During the Term (as defined in Section 2.1), the Adviser agrees to waive all or a portion of its Advisory Fees to the extent necessary so that the “Total Annual Fund Operating Expenses” (as defined in Form N-1A under the 1940 Act) incurred by the applicable class of shares of a Fund (excluding Non-Capped Expenses, as defined in Section 1.2) (“Capped Operating Expenses”) do not exceed the Expense Limit (as defined in Section 1.3) applicable to such class. During the Term, to the extent that Capped Operating Expenses incurred by a class of shares of a Fund (after the waiver of Advisory Fees by the Adviser) exceed the Expense Limit for such class, such excess amount (the “Excess Amount”) shall be borne by the Adviser.
1.2Non-Capped Expenses. The following costs and expenses (“Non-Capped Expenses”) are outside of the Expense Limits: interest charges on Fund borrowings, taxes, brokerage commissions, dealer spreads and other transaction costs, expenditures that are capitalized in accordance with generally accepted accounting principles, “Acquired Fund” (as defined in Form N-1A under the 1940 Act) fees and expenses, short sale dividends, extraordinary expenses not incurred in the ordinary course of a Fund’s business (e.g., litigation and indemnification), and any other costs and expenses that may be approved by the Board of Trustees of the Trust (the “Board”). Extraordinary expenses are expenses that are unusual or are expected to recur infrequently, and may include, but are not limited to: (i) expenses of the reorganization, restructuring or merger of a Fund, including the acquisition of all the assets of a Fund or the acquisition by a Fund of another fund’s assets, (ii) expenses of substantially rewriting and reformatting a Fund’s disclosure documents (as distinguished from routine annual revisions and updates), (iii) expenses of holding, and soliciting proxies for, a shareholder meeting to consider and vote upon changes to a Fund’s investment policies and restrictions, charter documents or other fundamental matters (as distinguished from routine matters such as the election of Trustees or the approval of accountants), and (iv) expenses of converting to a new custodian, transfer agent or other service provider.
1.3Calculation of Expense Limit. The “Expense Limit” with respect to each class of shares of a Fund shall be the percentage of the average daily net assets of the applicable class specified in Schedule A hereto.
1.4Recoupment. The Trust shall keep a record of the amounts of Advisory Fees and Excess Amounts waived in respect of Funds pursuant to Section 1.1 hereof (such waived fees and reimbursed Excess Amounts, “Prior Expenses”). Subject to the last sentence of this Section 1.4, if at any future date Capped Operating Expenses of a class of shares of a Fund are less than the Expense Limit for such class, the Adviser shall be entitled to payment by such class of the amount of the Prior Expenses that the Adviser has respectively waived and/or reimbursed in respect of such class, without interest thereon, except to the extent that such payment will cause the Capped Operating Expenses of such class to exceed the Expense Limit in effect for that class as of the date (i) that such Advisory Fees were originally waived and or Excess Amounts reimbursed and (ii) of the recoupment. If the Capped Operating Expenses of a class of shares of a Fund subsequently exceed the Expense Limit for that class, the payment of Prior Expenses to the Adviser, as applicable, shall be suspended. The Adviser may seek recoupment only for Prior Expenses waived, reimbursed or paid by it for a period of three years after the date on which such waiver and/or reimbursement occurred; provided, however, that such Prior Expenses may only be recouped hereunder to the extent they were waived, reimbursed or paid after the Effective Date (as defined in Section 2.1) applicable to the Fund and share class from which recoupment is sought or the effective date of any prior agreement between the Trust and the Adviser. The Chief Financial Officer of the Trust will be responsible for monitoring any recaptures to insure compliance with the foregoing provisions. The provisions of this Agreement shall survive the termination of this Agreement to the extent necessary to permit any such recoupment by the Adviser of Prior Expenses.
1.5Limitation of Liability. The obligations and expenses incurred, contracted for or otherwise existing with respect to a Fund shall be enforced against the assets of such Fund or the applicable class thereof and not against the assets of any other class or any other Fund or series of the Trust. It is understood and expressly stipulated that neither the holders of shares of a Fund nor the Trustees of the Trust shall be personally liable hereunder.
1.6Method of Computation. To determine the Adviser’s obligation hereunder, each month the Capped Operating Expenses for a class of shares of a Fund shall be annualized as of the last day of the month. If the annualized Capped Operating Expenses of a class of shares of a Fund for any month exceed the Expense Limit for such class, the Adviser shall waive all or a portion of its Advisory Fees for such month, and if necessary the Adviser promptly shall remit an amount to the class, or bear an amount of expenses, that is sufficient to reduce the annualized Capped Operating Expenses to an amount that is no higher than the Expense Limit for such class, provided that any waiver of Advisory Fees shall be applied to each class of the same Fund pro rata based on the assets of each class.
1.7Year-End Adjustment. If necessary, on or before the last day of the first month following the Term of this Agreement, or any renewal or continuance thereof, an

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adjustment payment shall be made by the appropriate party in order that the amount of the Advisory Fees waived, if any, and other payments remitted by the Adviser to a class of shares of a Fund with respect to the previous year shall equal the Excess Amount for such year.
1.8Voluntary Fee Waiver/Expense Reimbursement. Nothing herein shall preclude the Adviser from voluntarily waiving Advisory Fees, as applicable, that it is entitled to from any class of any Fund and/or voluntarily reimbursing the expenses of any class of any Fund in a manner that is not required by this Section 1, as the Adviser, as applicable, in its sole and absolute discretion, deems reasonable or appropriate. Any such voluntary waiver or voluntary expense reimbursement shall not be recouped by the Adviser, and may be modified or terminated by the Adviser, as applicable, at any time, in its sole and absolute discretion, without the approval of, but after notice to, the Board.
2.Term; Termination.
1.1Term. The term of this Agreement (the “Term”) shall begin on May 1, 2022 (or, if later, the date a Fund or a class of shares thereof is added to Schedule A) (the “Effective Date”) and end with respect to each Fund after the close of business on the termination date indicated for the Fund on Schedule A (or such other date as may be agreed to in writing by all of the parties hereto), unless this Agreement is earlier terminated (in whole or with respect only to the applicable Fund) in accordance with Section 2.2. The Term, with respect to each Fund, may be extended provided that each such extension is specifically approved by all of the parties hereto, including with respect to each Fund by a majority of the Trustees of the Trust who are not “interested persons,” as defined in the 1940 Act. No party shall be obligated to extend the Term of this Agreement.
1.2Termination. This Agreement shall terminate:
(i)with respect to a Fund, upon the end of the Term of this Agreement as provided in Section 2.1, unless continued in accordance with Section 2.1;
(ii)with respect to a Fund and the Adviser, automatically upon the termination of the Advisory Agreement with respect to such Fund, unless otherwise agreed by the Adviser;
(iii)upon a writing duly executed by the Adviser and the Trust terminating the Agreement with respect to a specified Fund or Funds.
3.Miscellaneous.
1.1Reports to the Board. The Adviser shall include in the compliance report provided at each regular quarterly meeting of the Board information enabling the Board to determine whether the Adviser has fully complied with the requirements of this Agreement. The Adviser shall also report at each regular quarterly meeting of the Board the amount of Prior Expenses recovered by the Adviser from each Fund during the preceding calendar quarter.
1.2Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.
1.3Interpretation. Nothing contained herein shall be deemed to require the Trust to take any action that is contrary to the Trust’s Agreement and Declaration of Trust, as Amended and Restated, or Amended and Restated By-Laws, or any applicable statutory or

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regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Trust.
1.4Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, or the 1940 Act, shall have the same meaning as and shall be resolved by reference to such Advisory Agreement or the 1940 Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (the “SEC”) issued pursuant to the 1940 Act. In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision shall be deemed to incorporate the effect of that rule, regulation or order. Otherwise the provisions of this Agreement shall be interpreted in accordance with the substantive laws of the State of Delaware. Notwithstanding anything herein to the contrary, any waiver of fees or reimbursement of expenses under this Agreement shall be made in accordance with Section 18 of the 1940 Act and subchapter M of the Internal Revenue Code concerning preferential dividends.
[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the day and year first above written.

RMB INVESTORS TRUST on behalf of each FUND set forth on Schedule A attached hereto By: /s/ Laura Flentye Name: Laura Flentye Its: Senior Vice President
RMB CAPITAL MANAGEMENT, LLC By: /s/ Chris Graff Name: Chris Graff Its: Partner, Co-Chief Investment Officer, Director of Asset Management

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[RMB Investors Trust - Expense Limitation Agreement (2022)]

Schedule A
Expense Limits
Effective as of May 1, 2022:

Fund	Share Class	Expense Limit (% of average daily net assets of the class)	Termination Date
RMB Fund	Class A	1.59%	April 30, 2023
RMB Fund	Class C	2.34%	April 30, 2023
RMB Fund	Class I	1.34%	April 30, 2023

RMB Mendon Financial Services Fund	Class A	1.80%	April 30, 2023
RMB Mendon Financial Services Fund	Class C	2.55%	April 30, 2023
RMB Mendon Financial Services Fund	Class I	1.55%	April 30, 2023

RMB International Fund	Investor Class	1.40%	April 30, 2023
RMB International Fund	Class I	1.15%	April 30, 2023

RMB Japan Fund	Investor Class	1.55%	April 30, 2023
RMB Japan Fund	Class I	1.30%	April 30, 2023

RMB Small Cap Fund	Investor Class	1.20%	April 30, 2023
RMB Small Cap Fund	Class I	0.95%	April 30, 2023

RMB SMID Cap Fund	Investor Class	1.05%	April 30, 2023
RMB SMID Cap Fund	Class I	0.80%	April 30, 2023

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